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                               [LORAL LETTERHEAD]

FOR IMMEDIATE RELEASE

                                                                          NEWS

                                                        Contact: Jeanette Clonan
                                                                   Tony Doumlele
                                                                  (212) 697-1105


               LORAL COMMENCES EXCHANGE OFFER FOR PREFERRED STOCK

                      Continues Strategy to Reduce Leverage



NEW YORK - August 27, 2002 - Loral Space & Communications (NYSE: LOR) has commenced an exchange offer for all of its outstanding preferred stock as part of its ongoing strategy to reduce debt and increase its financial flexibility, it was announced today by Bernard L. Schwartz, chairman and chief executive officer.

The company said it continues to generate substantial positive cash flow from operations and has decided to take this step to enhance its balance sheet by further reducing its fixed obligations. Loral has successfully implemented previous exchanges for its preferred stock.

Loral said that it is offering to exchange $1.92 in cash and four shares of Loral common stock for each share of its Series C and Series D preferred stock. The offer represents a total of $3.96 for each share of Series C and D preferred stock, based on today's closing price of $.51 for Loral common stock.

As of June 30, 2002, there were 8,084,174 outstanding shares of the Series C preferred stock and 3,391,688 outstanding shares of the Series D preferred stock. If all of the preferred shares participate, Loral will exchange $22 million in cash and 45.9 million common shares for preferred stock that has a liquidation preference of $574 million.

The offer is contingent on participation of a minimum of 50 percent, in the aggregate, of all outstanding shares of the two series of preferred stock.

The offer extends to all outstanding shares of the Series C and D Preferred issues, and remains open until 12:00 a.m. midnight, New York City time, September 25, 2002, unless extended.


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In connection with this financial strategy, Loral's Board of Directors has approved a plan to suspend indefinitely the future payment of dividends on its two series of preferred stock. Accordingly, Loral will defer the payment of quarterly dividends due on its Series C preferred stock on November 1, 2002, and its Series D preferred stock on November 15, 2002. Dividends on the two series will continue to accrue.

Documents describing the exchange offer in greater detail are being mailed to holders of Series C and Series D Preferred Stock. Series C and D shareholders who wish to participate in the exchange offer should contact the company's information agent, Morrow & Co., Inc., at (800) 607-0088. Exchanges will be effected by The Bank of New York, the exchange agent for the offer.

Loral Space & Communications is a high technology company that concentrates primarily on satellite manufacturing and satellite-based services. For more information, visit Loral's web site at www.loral.com.

                                      # # #

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Series C Convertible Redeemable Preferred Shares due 2006 or Series D Convertible Redeemable Preferred Shares due 2007 of Loral Space & Communications Ltd. Loral intends to file an offer to exchange and a letter of transmittal with the United States Securities and Exchange Commission ("SEC") relating to its offer to exchange outstanding Series C Preferred Shares and Series D Preferred Shares for cash and shares of Loral common stock. Before any decision is made with respect to the offer, all holders of Series C Preferred Shares and Series D Preferred Shares are strongly advised to read the offer to exchange and letter of transmittal when these documents become available. These and other documents filed with the SEC will contain important information relating to the offer. These documents will be available at no charge on the SEC's website at http://www.sec.gov. Copies of the offer to exchange and certain related documents may be obtained from Loral for free by contacting the information agent for the offer, Morrow & Co., Inc.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, Loral Space & Communications Ltd. or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by the company with the Securities and Exchange Commission, press releases or oral statements made with the approval of an authorized executive officer of the company. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, which have been described in the section of the company's annual report on Form 10-K for the fiscal year ended December 31, 2001, entitled "Certain Factors That May Affect Future Results," and the company's other filings with the Securities and Exchange Commission. The reader is specifically referred to these documents regarding the factors and conditions that may affect future results.


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